SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SHAREHOLDERS’ MEETING
PARTICIPATION MANUAL

182nd Extraordinary Shareholders’ Meeting
July 12th , 2011

1. Message from the Administration	3
2. Guidance for Participation in the Extraordinary Shareholders’ Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
3. Call Notice	5
4. Information on the matters to be examined and discussed at the Extraordinary Shareholders’ Meeting (ESM)	6
4.1 FULFILLMENT OF VACANCIES ON THE BOARD OF DIRECTORS	6
Clarifications	6
Nominations	6
Voting right	6
4.2 FULFILLMENT OF VACANCY ON THE COMPANY’S FISCAL COUNCIL	7
Clarifications:	7
Nominations	7
Voting right	7

Shareholders’ Meeting
Participation Manual	2/7

1. Message from the Administration

Dear Shareholder:

Companhia Paranaense de Energia – Copel, according its corporate governance policies and in respect of its institutional values, has the pleasure to invite you to attend the 182nd Extraordinary Shareholders Meeting (ESM), called to July 12th ,2011 at 2.30 pm, to be held in the Company's headquarters at Rua Coronel Dulcídio 800, Batel, Curitiba - PR.

This manual aims to provide, with clarity and respect for legal and ethical principles, contributions to the understanding of the matters proposed for approval at the EGM, encouraging the participation of shareholders in annual events of the Company’s corporate calendar and seeking to provide energy solutions for development and sustainability.

You are prompted to act at the ESM on the materials listed in the Call Notice, which joins the page five of this Manual. In Sections 4.1 and 4.2 of this Manual are the types of action that gives the right to vote on items on the agenda specified. Given the current number of shareholders of the Company, this book seeks to encourage and facilitate participation in General Assemblies.

Reaffirming our intention to fully comply with the Company’s corporate governance guidelines, based on the principles of ethics, human respect, dedication, transparency, safety, responsibility and innovation – essential factors for the Company to grow and promote sustainabled development – while maintaining the right balance between the interests of shareholders and Parana State citizens, we emphasize that your participation in this Meeting is fundamental once issues of importance to the Company and its shareholders will be treated in this Meeting.

Sincerely,

Lindolfo Zimmer
Copel’s CEO and
Executive Secretary of the Board of Directors

Shareholders’ Meeting
Participation Manual	3/7

2. Guidance for Participation in the Extraordinary Shareholders’ Meeting

Copel’s shareholders may take part in the Shareholders’ Meeting by attending it at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the Shareholders’ Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

Identity card (RG), or Alien’s Identity Card (RNE), or Brazilian Driver’s License (CNH), or an accreditation card issued by an official professional organization.

Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the ESM may appoint a proxy with powers to represent him/her.

Pursuant Article 126, paragraph 1, of the Brazilian Corporation Law 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the ESM.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s Shareholders’ Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Articles of Incorporation and instrument of election/appointment of the managers in the event the grantee is a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the and second items above shall be forwarded to Copel’s headquarters, Diretoria de Finanças, Relações com Investidores e de Controle de Participações, at Rua Coronel Dulcício nº 800 – 3rd floor, preferably 48 hours prior to the Meeting.

Should there be any doubt concerning the ESM procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com

Shareholders’ Meeting
Participation Manual	4/7

3. Call Notice

The Shareholders of Companhia Paranaense de Energia - COPEL are hereby invited to attend an Extraordinary Shareholders’ Meeting at the Company’s headquarters at Rua Coronel Dulcídio nº 800, in the city of Curitiba, State of Paraná on July 12th, 2011 at 2:30 pm, to deliberate on the following agenda:

1. Filling up the vacancies on the Company’s Board of Directors; and

2. Filling up the vacancy on the Company’s Fiscal Council.

Notes:

a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting, including the Shareholders’ Meeting Participation Manual, are available to shareholders at the Company’s headquarters; and
b) The powers of attorney for the Shareholders’ Meeting should be delivered to Copel’s headquarters at the Shareholders” Department of the Financial and Investor Relations Area at Rua Coronel Dulcídio, 800, 3rd floor, Curitiba, not later than 48 hours prior to the Meeting.

Curitiba, June 8, 2011

MAURICIO SCHULMAN
CHAIRMAN OF THE BOARD OF DIRECTORS

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo and Diário Comércio, Indústria & Serviços de São Paulo, on June 10th ,13th and 14th 2011 editions, being also available on the Company’s website ( www.copel.com/ir).

Shareholders’ Meeting
Participation Manual	5/7

4. Information on the matters to be examined and discussed at the Extraordinary Shareholders’ Meeting (ESM)

Below, the Company’s Management presents some clarifications related to each item for resolution at the ESM for the exercise of a conscious vote.

4.1 FULFILLMENT OF VACANCIES ON THE BOARD OF DIRECTORS

Clarifications

The Board of Directors is a decision-making body, composed, in Copel, by 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly as provided by the Brazilian Corporation Law (Federal Law No. 6404/76).

According to the same Law, all members of the Board should necessarily be shareholders. For investiture in the office, the elected members must sign a declaration stating that they are not intaking in any of the crimes provided for by law that prevents them from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, established by CVM Instruction 358/2002, through which they undertake to comply with the rules set forth therein.

Copel’s Board of Directors is currently composed of nine members, being necessary to complete the chart filling two vacancies by the Controlling Shareholder and one by the representative of the employees pursuant toi the specific State Legislation.

Nominations

According to the Internal Rules of Copel’s Board of Directors, whose provisions are complementary and / or regulatory standards contained in the Bylaws and the laws governing the activities of the Company, is presented for consideration and vote of Shareholders at this ESM, to fill the position of Board of Director Members: 1. appointed by the Paraná State, pursuant to CVM Instruction 481, of 7th December 2011, Mr. Fabiano Braga Côrtes and Mr.Carlos Homero Giacomini; and 2. Mr. Nilton Camargo Costa, elected by direct voting procedure among employees of the Company on May 16, 2011, in compliance with relevant legislation - State Law No. 8.096/85, regulated Decree No. 6.343/85 and the State Law No. 8.681/87, all of them for the 2011/2013 term of office.

Voting right

In this item of the agenda only holders of common shares are entitled to vote.

Shareholders’ Meeting
Participation Manual	6/7

4.2 FULFILLMENT OF VACANCY ON THE COMPANY’S FISCAL COUNCIL

Clarifications:

The Fiscal Council of Copel works permanently and is primarily charged with overseeing the actions of the administrators, review and opine on the financial statements and report its findings to Company’s Shareholders.

Under Article 31 of Company’s Bylaws, the shareholders elect the Fiscal Council members for a unified one year term of office, which expires at the Annual General Meeting of the Company.

According to Law No. 6404/1976 (Corporations Law), all members of the Fiscal Council, for investiture in the office, must sign a declaration stating that they are not intaking in any of the crimes provided for by law that prevents them from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, established by CVM Instruction 358/2002, through which they undertake to comply with the rules set forth therein

Nominations

Upon completion of the 56th Ordinary General Meeting, one of the positions of the Fiscal Council remained opened.

Whereas this place belongs to the Shareholder, the State of Paraná, in accordance with CVM Instruction No. 481 of 07.12.2009, indicates Mr. Jose Tavares da Silva Neto to fill it.

Voting right

     In this item of the agenda only holders of common shares are entitled to vote.

Shareholders’ Meeting
Participation Manual	7/7

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Board of Director’s Composition
Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inaugurati on date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Fabiano Braga Côrtes	78	Lawyer	689.426.729-49	Board of Director’s Member	12.07.2011	13.07.2011	2011/2013		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

1 of 3

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

FABIANO BRAGA CÔRTES

DATE OF BIRTH: May 14th,1933

CURRENT POSITION

Lawyer.

MAIN POSITIONS HELD

State Representative (1963 - 1982), Congressman (1983 - 1987), President of the Legislative Assembly of Paraná, Chief of State Civil Affairs Office, Managing Director of Itaipu Binacional (1988 - 1990 and 1995 - 2003).

EDUCATION

Mr. Braga Côrtes holds a Law degree from Faculdade de Direito de Curitiba (1959).

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

2 of 3

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

R.: None.

b. Direct or indirect controller of the Issuer:

R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

R.: None.

3 of 3

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inaugurati on date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Carlos Homero Giacomini	56	Pediatrician	689.426.729-49	Board of Director’s Member	12.07.2011	13.07.2011	2011/2013		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

1 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

CARLOS HOMERO GIACOMINI

DATE OF BIRTH: September 27, 1955

CURRENT POSITION

Mr. Homero holds the position of Chief Executive Officer of the Municipal Institute of Public Administration - IMAP, and City Secretary for Planning and Coordination of the City of Curitiba

MAIN POSITIONS HELD

Chief Officer of Hospital Oswaldo Cruz, Chief Officer of IMAP Planejamento (Municipal Institute of Public Administration), Superintendent of the Municipal Institute of Public Administration, IMAP, President of the Institute of Security System of the City of Curitiba, IPMC (1999), Municipal Secretary for Human Resources Municipality of Curitiba (1999-2002).

EDUCATION

Physician from the Evangelical School of Medicine of Parana, Pediatrics resident at the Evangelical Hospital in Curitiba, Master in Public Health from the Universidade Estadual de Londrina, and Expert in Planning and Public Management.

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

2 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

a. Directors of the Issuer:

     R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

     R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

    R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

    R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

    R.: None.

b. Direct or indirect controller of the Issuer:

    R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

    R.: None.

3 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

4 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment I

12.6. For each of the Director and Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inaugurati on date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
Nilton Camargo Costa	48	Electrical Engineer	067.990.248-19	Board of Director’s Member	12.07.2011	13.07.2011	2011/2013	Manager	No, by the employees

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

1 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

NILTON CAMARGO COSTA

DATE OF BIRTH: February 18th, 1962

CURRENT POSITION

Division Manager of Eletromecância North Maintenance – Copel

MAIN POSITIONS HELD

At Copel, worked as Field Engineer teams of maintenance of substations and transmission lines, electronics and automation, and operation of substations (1986-2009)

EDUCATION

Mr. Nilton holds a Degree in Electrical Engineering at Bauru School of Engineering; Specialization of Labor Safety Engineering from Universidade Estadual de Londrina - UEL; Specialization in Power Systems Contro from Universidade Federal de Santa Catarina - UFSC.).

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

2 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

a. Directors of the Issuer:

     R.: None.

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

     R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

     R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

     R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

     R.: None.

b. Direct or indirect controller of the Issuer:

     R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

     R.: None.

3 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

4 of 4

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

MANUAL FOR PARTICIPATION IN THE GENERAL ANNUAL MEETING
181st EXTRAORDINARY GENERAL MEETING
Attachment VI

12.6. For each of the Director, Fiscal Council Members of the Issuer, state in table below:

Fiscal Council Composition
Name	Age	Ocupation	CPF/ National identification Number	Current Position	Election date	Inaugurati on date	Term of office	Other positions held in the Issuer	Nominated by the Issuer
José Tavares da Silva Neto	69	Lawyer	056.579.979-72	Effective Member of the Fiscal Council	12.07.2011	13.07.2011	2011/2012		Yes

12.7. Provide the information specified in item 12.6 in respect of members of statutory committees, as well as audit committees, risk and financial compensation, even if such committees or structures are not statutory:

Not applied

1 of 3

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

12.8. For each of the Directors and Fiscal Council Members, provide:

a. Curriculum

JOSÉ TAVARES DA SILVA NETO

DATE OF BIRTH: May 22nd, 1949

CURRENT POSITION

Lawyer

MAIN POSITIONS HELD

State Representative; Congressman; Secretary of State for Justice and Public Safety of Paraná; Deputy.

EDUCATION

Mr. Tavares holds a Law Degree from Universidade Estadual de Londrina – PR (1973)

b. Description of any of the following events that might had occurred during last 5 years:

i. Any crimminal condemnation

R.: None.

ii. Any condemnation in CVM’s administrative process and penalties applied

R.: None.

iii. Any condemnation passed into adjudged, in the judicial or the administrative, that had discontinued the Member from his/her occupation or disqualified him/her for any professional or commercial activities

R.: None.

12.9. Inform the existence of marital relationship, marriage or stable relationship up to the second degree between:

a. Directors of the Issuer:

R.: None.

2 of 3

COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

INSTRUÇÃO CVM No 480, DE 7 DE DEZEMBRO DE 2009
FORMULÁRIO DE REFERÊNCIA

b. (i) Directors of the Issuer and (ii) Directors of direct or indirect controlled companies from the Issuer

     R.: None.

c. (i) Director of the Issuer or direct or indirect controlled companies and (ii) direct or indirect executive personnel from the Issuer

     R.: None.

d. (i) Executive personnel from the issuer and (ii) Managers of the direct and indirect controlled companies from the Issuer:

     R.: None.

12.10. Report on reporting relationships, service delivery or control maintained in the past 3 fiscal years, between the Issuer and administrators and:

a. Controlled company, directly or indirectly, by the Issuer:

     R.: None.

b. Direct or indirect controller of the Issuer:

     R.: None.

c. whenever relevant, supplier, customer, debtor or creditor of the Issuer, its subsidiary or controlling or controlled in some of these people

     R.: None.

3 of 3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.